Exhibit 21

BROOKSTONE, INC.

Subsidiary of Registrant

April 11, 2003

Name	Organized under laws of
Brookstone, Company, Inc.	New Hampshire
Brookstone Stores, Inc.	New Hampshire
Brookstone Purchasing, Inc.	New Hampshire
Brookstone Properties, Inc.	New Hampshire
Brookstone By Mail, Inc.	New Hampshire
Brookstone Holdings, Inc.	New Hampshire
Fork Distribution Corporation	New Hampshire
Gardeners Eden By Mail, Inc.	New Hampshire
Brookstone Retail Puerto Rico, Inc.	Puerto Rico
Brookstone O’Hare, LLC	Delaware
Gardeners Eden Company, Inc.	New Hampshire
Gardeners Eden Purchasing, Inc.	New Hampshire
National Concessions Management Brookstone Stores Georgia, LLC	Delaware